Via EDGAR	January 24, 2014

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tile Shop Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 28, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 6, 2013

Form 8-K Filed January 17, 2013

File No. 1-35629

Dear Mr. Thompson:

Tile Shop Holdings, Inc. (the “Company,” “we,” “our,” “us”) has received the letter dated December 27, 2013 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding certain of the Company’s submissions under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the attached responses, we have noted your original comments in bold text in order to facilitate your review process.

We believe our responses adequately address your requests for information and enhanced disclosure. However, if you should require additional information or have any additional questions, please contact me at 763-852-2979 or the Company’s counsel, John Houston of Fredrikson & Byron, P.A., at (612) 492-7392.

We also acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy C. Clayton

Timothy C. Clayton

Chief Financial Officer

cc: John R. Houston, Fredrikson & Byron, P.A.

cc: Julie Kunkel, Ernst & Young, LLP

cc: Scott Wilgenbush, Deloitte & Touche, LLP

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 26

1. Please explain to us and tell us your consideration of disclosing the reasons for the significant recent period to period increases in your inventory balance and days sales in inventory. Please also provide to us and tell us your consideration of disclosing analysis of days sales in inventory as of each balance sheet date which explains the reasons why you would hold a year's worth of sales or more in inventory at any given balance sheet date and the resulting impact on your liquidity. Please also address this comment as it relates to your Form 10-Q for the fiscal quarter ended September 30, 2013.

Our inventory balance increased from $43.7 million at December 31, 2011 to $46.9 million at December 31, 2012 because we had a greater number of stores in operation during the 2012 fiscal year (68 as of December 31, 2012 compared to 53 as of December 31, 2011). Similarly, our inventory balance as of September 30, 2013 increased to $71.9 million as of September 30, 2013 due in part to opening 12 additional stores during the first nine months of fiscal 2013 and in part to secure product in anticipation of opening approximately 25-30 additional stores during the period October 1, 2013 through December 31, 2014. In addition, as disclosed in our Form 10-K for fiscal year ended December 31, 2012, we purchased a new 150,000 square foot distribution facility in Durant, Oklahoma during the fourth quarter of fiscal 2012. In order to fully stock the distribution facility and thereby achieve the strategic benefits associated with it, we purchased approximately $8.0 million of inventory during the second and third quarters of 2013.

The Company has historically had relatively low inventory turns for a retailer. This is due to the Company’s direct sourcing model and the volume of purchases made to secure lower prices from the manufacturers. In addition, the lead time involved in the purchases requires the Company to purchase and hold more inventory so that we minimize any out-of-stock situations. While impacting liquidity in the short term, this approach enables the Company to secure higher than normal gross margins, which serves to offset any negative liquidity implications.

We have respectfully considered the Staff’s suggestion that we evaluate whether a discussion of days sales in inventory would be relevant to a reader of our financial statements. We do not use this measure for purposes of management reporting. Days sales in inventory is a backward looking measurement which becomes less meaningful for a business that is growing rapidly in the near term. Rather, we focus on the drivers for changes to the inventory balance, which are primarily expansions to our number of stores, our expected future number of stores, and distribution centers. In future periodic reports, we undertake to provide disclosure regarding these drivers of inventory balances when such changes are significant, similar to the explanation provided in the first paragraph of this response. We believe this will provide readers with the appropriate information to assess our liquidity.

Consolidated Financial Statements, page 36

Note 2: Business Combination, page 40

2. Please tell us why the cash transaction costs of the merger are reflected as an offset to additional paid in capital as opposed to a charge to retained earnings.

In recording the transaction costs of the merger, we considered the guidance in SAB Topic 5-A which indicates that equity issuance costs should be deducted from the proceeds of the issuance (i.e., a reduction of equity). Specifically per this guidance, to the extent the fees relate to the raising of capital (i.e., the issuance of equity), the fees should be treated as a reduction to the total amount of equity raised.

The Company incurred significant legal and accounting costs that were directly related to the transaction in order to prepare and review the Form S-4 registration statement. Because this transaction was accounted for as a reverse merger (in that the Company was the surviving entity for accounting purposes) and not as a business combination, the transfer of cash to the members was accounted for as a recapitalization of the Company. In order to satisfy the cash related obligations of the recapitalization, the Company effectively issued equity to the JWAC shareholders in exchange for cash. Accordingly, the costs that were incurred related to the equity transaction were treated as a cost of the equity issuance and the amount was offset against additional paid-in-capital in the equity section of the balance sheet.

3. We note a portion of the $69.8 million of notes payable issued to the former members of The Tile Shop as part of the Business Combination is treated as a leveraged dividend and distribution of retained earnings, whereas a portion was deducted from additional paid in capital. Since all of the notes payable were issued to former members of The Tile Shop, please help us understand why only a portion of the notes payable was treated as a leveraged dividend and distribution of retained earnings.

The distribution of $69.8 million of notes payable (the “Promissory Notes”) to the former members of the Tile Shop, LLC was a condition of the contribution and merger agreement dated June 27, 2012 (the “Merger Agreement”) and therefore considered as part of the merger transaction, and not a pre-merger transaction. Even though the distribution was part of the Merger Agreement, since it was paid to individuals who remain in control of the entity after the transaction, a portion of this distribution must be treated as a dividend. The portion of the Promissory Notes that was attributable to the former Tile Shop. LLC members at the time of the Merger must be determined because that portion is what must be treated as a dividend (since they still control the merged company, it is effectively a payment to themselves). The other portion of the distribution would be treated as consideration in the merger transaction.

At the time of the merger, the former The Tile Shop, LLC members, owned 75.2% of the Company and the former JWC Acquisition Corp. shareholders owned the remaining 24.8% of the Company. On this basis, the $69.8 million in Promissory Notes were treated as (i) a dividend of $52.5 million (i.e., 75.2% of the $69.8 million of Promissory Note amount) which is accounted for as a reduction of retained earnings and (ii) merger consideration of $17.3 million (i.e., 24.8% of the $69.8 million of Promissory Note amount) which is accounted for as a reduction of paid in capital.

Note 6, Long-Term Debt, page 47

4. In light of your disclosure on page 16 regarding limitations on your ability to pay dividends under Delaware law and on page 18 regarding restrictions on your ability to pay dividends contained in your credit facility, please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(l) and (3) of Regulation S-X.

As described on page 9 of our Form 10-K for the fiscal year ended December 31, 2012, our credit facility contains negative covenants that restrict the Company’s ability to pay dividends. Specifically, except with respect to pro rata payments made by a subsidiary to the Company or any other person that owns an equity interest in such entity, the Company and its subsidiaries are prohibited from paying cash dividends. The credit facility permits the Company and its subsidiaries to pay equity dividends and to redeem their respective equity interests, so long as a default under the credit facility is not continuing at the time of such dividend or redemption. We have considered the application of Rule 4-08(e)(3) of Regulation S-X and have determined it does not apply because no restrictions currently exist on our subsidiaries’ ability to transfer assets to the Company, in the form of cash dividends or otherwise.

As described on page 16 of our Form 10-K for the fiscal year ended December 31, 2012, as of December 31, 2012 we had negative equity as a result of the accounting treatment of our warrants so were unable to pay dividends under Delaware law. In light of these Delaware law based restrictions, we did not consider it material to disclose the contractual credit facility restrictions on our ability to pay dividends. However, because all warrants have now been exercised or redeemed, the Delaware law restrictions are no longer applicable and, in accordance with Rule 4-08(e)(1) of Regulation S-X, we will augment our disclosure in future filings by adding language similar to the following to the Long-Term Debt Note, included in Part II, Item 8 of our Form 10-K for the fiscal year ended December 31, 2012: “In addition, except with respect to pro rata payments made by The Tile Shop or other subsidiaries to the Company or any other equity owner of such entity, the credit facility prohibits the payment of cash dividends.”

Note 11: Equity Incentive Plans, page 50

Warrants, page 54

5. We note your disclosure that you account for the warrants as a derivative liability at fair value. We also note that you restated your financial statements for the three and nine months ended September 30, 2012 to revise your accounting for the warrants as you had previously accounted for the warrants as equity instruments. In determining to account for the warrants as a derivative liability, please tell us in detail how you concluded the warrants are not indexed to the company's own stock and thus do not qualify for the scope exception to derivative accounting in ASC 815-10-15-74(a). In doing so, please walk us through the two-step approach for evaluating whether the equity-linked financial instrument is considered indexed to your stock in ASC 815-40-15-7 including your separate evaluations of the contingent exercise and settlement provisions. Given the separate and what appears to be distinct evaluations of the contingent exercise and settlement provisions provided for in ASC 815-40-15-7, please tell us why you believe the transactions that would trigger the Price Reduction Provision would have to be inputs to the fair value of the warrants in order for the warrants to be considered indexed to your stock. In this regard, it appears the guidance would have you first evaluate whether the price reduction contingencies themselves preclude the warrants from being considered indexed to your stock (due to being based on an observable market or index other than the market for your stock or an index measured solely by reference to your operations), and then second, determine whether the resulting (adjusted) settlement amount is based solely on variables (in this case the fair value of your stock and the strike price of the warrants) that would be inputs to determining the fair value of the warrants.

ASC 815-40 describes a two-step process for determining whether an instrument is indexed to an entity’s own common stock. These warrant agreements included a provision whereby, under certain circumstances, the warrant strike price was subject to discount based on what period of time had passed since the original business combination. Therefore the warrants were not indexed to our own common stock.

The first step is to evaluate the instrument’s contingent exercise provisions, if any. Specifically, under the first step of the model, if the exercise contingency is based on (a) an observable market, other than the market for the issuer’s common stock, or (b) an observable index, other than one measured solely by reference to the issuer’s own operations, then the presence of the exercise contingency precludes an instrument from being considered indexed to an entity’s own common stock. The warrants may be exercised only during the period commencing on the later of (1) thirty days after the Company completes a business combination or (2) twelve months from the date of closing of an IPO by the Company. In addition, the Company can also shorten the exercise period of the warrant if and when our strike price is at least $18 per share. In analyzing these exercise contingencies, we determined that they do not preclude the warrants from being indexed to our common stock, because none of them meet criteria (a) or (b) above. Therefore, we analyzed step two below.

Under step two of the analysis, if the settlement amount equals the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount, or a fixed amount of a debt instrument issued by the entity, then the instrument would be considered indexed to an entity’s own common stock. ASC 815-40-15-7C through H provides implementation guidance to consider when determining whether the settlement amount meets this criteria. Specifically, the strike price or the number of shares used to calculate the settlement amount cannot be considered fixed if the terms of the instrument allow for any potential adjustment, regardless of the probability of the adjustment being made or whether the entity can control the adjustment, unless the only variable that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. Further, the guidance indicates that an instrument shall not be considered indexed to the entity’s own stock if its settlement amount is affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares.

The Company’s warrant’s strike price used to calculate the settlement amount was not fixed, and the variable that affects the strike price was not a variable typically used to determine the fair value of a fixed-for-fixed forward or option on equity shares. Specifically, these warrants contained a restructuring price adjustment provision such that, in the event the Company completed a business combination subsequent to the initial merger which resulted in a portion greater than 30% of the Company’s shares to no longer be listed on a national exchange or the

OTC Bulletin Board, the exercise price of the warrants would have decreased by a formula that was not indexed to the Company’s own shares. The formula that would have caused the warrant strike price adjustment was based, at any point of time, on the period of time that had then passed since the original business combination. This adjustment would have been, in effect, a revision in the calculation of the exercise price. The intent of the provision was to ensure that the warrants are allowed enough time to become in the money; however, despite this intent, the adjustment does not solely protect the holder from changes in time value. Rather, the warrant holders could potentially have the exercise price partially reset based on the change in the value of the shares prior to the event. In other words, the warrants have the potential for a variable that is extraneous to the pricing of a fixed-for-fixed option on equity shares.

We concluded, based on the requirements of ASC paragraphs 815-40-15-5 through 15-8 and the terms of the warrant agreements, as discussed above, that the warrants were not indexed to our common stock and were therefore properly classified as a derivative liability.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

The Tile Shop Related Person Transactions, page 24

6. We note your press release dated November 14, 2013. It appears that you may have engaged in an undisclosed related party transaction. If there was a related party transaction, please provide us with how your disclosure would have appeared. See Item 404(a) of Regulation S-K. In this regard, in determining whether the amount involved in the transaction exceeds $120,000 and a related party has a material interest in the transaction, it is the total amount of the transaction that is determinative, not the amount of the related person interest. See Interpretation 230.12 of Regulation S-K Compliance and Disclosure Interpretations. In addition, please tell us your consideration of whether you have complied with the financial statement disclosure requirements in ASC 850-10-50 with respect to any such related party transactions.

The Audit Committee of our Board of Directors is conducting an independent investigation of the statements in the Gotham City Report which we referenced in our press release dated November 14, 2013. The results of their investigation, which has not yet completed, will dictate whether the Company engaged in any related party transactions reportable pursuant to Item 404(a) of Regulation S-K or any financial statement disclosure requirements of ASC 850-10-50. The Company will supplement this response following completion of the Audit Committee’s investigation.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 11: New Market Tax Credit Entities, page 11

7. Please tell us more about the terms of the arrangements with and the basis in GAAP for your accounting for the New Market Tax Credit Entities, including both the Investment Funds and CDEs. Also tell us how you have complied with the disclosure requirements in ASC 810 with respect to these entities, including but not limited to disclosures regarding any non-controlling interests in consolidated VIEs.

As disclosed in our Form 10-Q for the quarter ended September 30, 2013, in July 2013 we entered into a financing transaction with Chase Community Equity (“Chase”) and U.S. Bank Community, LLC (“U.S. Bank”, and collectively with Chase, the “investors”), related to a $19.1 million acquisition, rehabilitation and construction of our new distribution and manufacturing center in Durant, Oklahoma. The investors made a $4.5 million capital contribution to, and Tile Shop Lending, Inc. made a $13.6 million loan to, Chase New Market Tax Credit, The Tile Shop of Oklahoma Investment Fund, LLC, and The Tile Shop Investment Fund LLC (collectively, the “Investment Funds”) under a qualified New Markets Tax Credit (“NMTC”) program.

As background, the NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (the “Act”) and is intended to induce capital investment in qualified lower income communities. The Act permits taxpayers to claim credits against their Federal income taxes for up to 39% of qualified investments in the equity of community development entities (“CDEs”). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments (“QLICIs”).

As part of this transaction, in July 2013 Tile Shop Lending, a wholly-owned subsidiary of the Company, loaned $13.5 million to the Investment Funds at an interest rate of 1.35% per year and with a maturity of September 30, 2043. The Investment Funds then contributed the loan to certain CDEs, which, in turn, loaned the funds on similar terms to Tile Shop of Oklahoma, LLC, our indirect, wholly-owned subsidiary. At this time, the Investors also contributed $5.6 million to the Investment Funds and, by virtue of such contribution, are entitled to substantially all of the tax benefits derived from the NMTCs. Tile Shop of Oklahoma, LLC also received loan proceeds equal to the Investor’s contributions to the Investment Fund, less associated fees.

This transaction includes a put/call provision whereby we may be obligated or entitled to repurchase the investors’ interest. We expect that the investors will exercise the put option in September 2020 at the end of the recapture period. The value attributed to the put/call is de minimis. The NMTC is subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code. We are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, could require us to indemnify the investors for any loss or recapture of NMTCs related to the financing until such time as our obligation to deliver tax benefits is relieved. We do not anticipate any credit recaptures will be required in connection with this arrangement.

We have determined that the financing arrangement with the Investment Funds and CDEs contains a variable interest entity (“VIE”). The ongoing activities of the Investment Funds – collecting and remitting interest and fees and NMTC compliance – were all considered in the initial design and are not expected to significantly affect economic performance throughout the life of the Investment Funds. Management considered the contractual arrangements that obligate us to deliver tax benefits and provide various other guarantees to the structure; Chase’s and U.S. Bank’s lack of a material interest in the underling economics of the project; and the fact that we are obligated to absorb losses of the Investment Fund. We concluded that we are the primary beneficiary of the VIE and consolidated the Investment Funds, as a VIE, in accordance with the accounting standards for consolidation.

ASC 810-10 would indicate that non-controlling interests should be presented separately from the controlling interest's equity. However, a non-controlling interest typically provides financing in exchange for a share of income going forward. As stated, the ongoing activities of the Investment Funds – collecting and remitting interest and fees and NMTC compliance – were all considered in the initial design of the transaction and are expected to be minimal throughout the life of the Investment Funds. In addition, Chase and U.S. Bank do not have any financial or economic interest in the distribution or manufacturing facility. Further, the put options give Chase and US Bank the ability to be relieved from any obligation as the shareholders of the Investment Funds and the related investment structure in case there is a loss. Thus, the Company is obligated to absorb losses of the variable interest entity. Based on the above, we concluded that there is no material non-controlling interest.

We have concluded that the $4.5 million contribution, which is in the form of a note payable until the put/call option is exercised, is best presented as a liability in the Company’s consolidated financial statements because this presentation most accurately reflects the substance of the transaction. Further, we have evaluated the disclosure requirements related to non-controlling interests and concluded that these disclosures were not applicable in light of the conclusion that a non-controlling interest is not present, and due to the immaterial amounts involved.

Chase’s and U.S. Bank’s contributions of $4.5 million, net of syndication fees, are included in cash, restricted cash, and other long-term liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2013.

Form 8-K filed January 17, 2013

8. Please tell us how you have complied with the disclosure requirements in Regulation G with respect to the following non-GAAP measures included in the investor presentation on pages 16 and 29: store-level adjusted 4-wall contribution, store level net cash investments, store level cash on cash return and consolidated adjusted EBIT.

With regard to the disclosure on pages 16 and 29 of the investor presentation furnished on a Current Report on Form 8-K dated January 17, 2013 (the “January 2013 Form 8-K”), we respectfully note the following:

●

The average adjusted 4-wall contribution, net cash investment and cash on cash return figures that were included in the investor presentation furnished with the January 2013 Form 8-K were projections and forward-looking in nature. We hereby supplementally inform the Commission that, as of January 17, 2013, the projected average operating profit for new stores was expected to be approximately $130,000 per store during the first year of operation and approximately $540,000 per store during the third year of operation, and the average capital expenditure for new stores was expected to total approximately $1.4 million during the first three years of a store’s operation. With respect to future investor presentations, we will omit cash on cash return figures and, to the extent future investor presentations include adjusted 4-wall contribution or net cash investment, we agree to include a reconciliation similar to the form attached to this correspondence as Exhibit A, which was prepared based on the figures included in the investor presentation furnished on the January 2013 Form 8-K and which reconciles the following: (i) projected average adjusted 4-wall contribution to projected store level operating profit; and (ii) projected average net cash investment on new stores during the first three years of operation to projected average capital expenditures during such period. We believe that amending the January 2013 Form 8-K would cause undue confusion given that such projections are no longer current.

●

Consolidated adjusted EBIT is accompanied by a presentation of net income and a quantitative reconciliation to net income, both of which appear on page 32 of the investor presentation. Although the footnote to the adjusted EBIT graph on page 29 of the investor presentation refers by its terms only to the adjusted EBITDA reconciliation, the cited page number also contains the adjusted EBIT reconciliation. We believe investors were able to easily locate this information and were not misled. With respect to future investor presentations that contain similar slides, we agree to revise the footnote and the heading to the reconciliation in order to refer to EBIT in addition to EBITDA.

Exhibit A

Reconciliation of Projected Average Adjusted 4-Wall Contribution to Projected Average Store Level Operating Profit

	Year 1	Year 3
Avg. Store Sales (Year 1)	$1,900,000	$2,500,000
Avg. Operating Profit New Stores	$130,000	$540,000
Avg. Depreciation/ Amortization	$160,000	$160,000
Avg. 4-Wall Contribution (EBITDA)	$290,000	$700,000
Adjusted -4 Wall Contribution Margin	15%	28%

Reconciliation of Projected Average Net Cash Investment on New Stores During the First Three Years of Operation to Projected Average Capital Expenditures During Such Period

Avg. Capital Expenditures	$1,495,179
Avg. Inventory	90,000
Avg. TI Money	(182,728)
Avg. Cash Investment	$1,402,451